RMS 10/3/17



17018562

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-31595

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/2016 (MM/DD/YY) AND ENDING 06/30/2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: VFG Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 Corporate Pointe, Suite 382
(No. and Street)

Culver City (City) CA (State) 90230-7612 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Jason B. VanClef 310-410-8341
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Elizabeth Tractenberg, CPA
(Name – *if individual, state last, first, middle name*)

2367 Clubhouse Drive (Address) Rocklin (City) CA (State) 95765 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.


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OATH OR AFFIRMATION

I, Jason B. VanClef, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of VFG Securities, Inc., as of June 30, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None



Signature 9-22-17

PRES.

Title



Notary Public 9-22-17



TUAN NGO
COMM. #2158430
Notary Public - California
Los Angeles County
My Comm. Expires June 28, 2020
NRO1

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of ~~Changes in Financial Condition~~ Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

State of California)

County of Los Angeles)

CALIFORNIA ALL-PURPOSE CERTIFICATE OF ACKNOWLEDGMENT

On 9/22/17 before me, TUAN NGO,
(here insert name and title of the officer)

personally appeared JASON VANCLEF

,

who proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.



TUAN NGO
COMM. #2158430
Notary Public - California
Los Angeles County
My Comm. Expires June 28, 2020

WITNESS my hand and official seal.

Signature 

(Seal)

OPTIONAL INFORMATION

Although the information in this section is not required by law, it could prevent fraudulent removal and reattachment of this acknowledgment to an unauthorized document and may prove useful to persons relying on the attached document.

Description of Attached Document

The preceding Certificate of Acknowledgment is attached to a document titled/for the purpose of

Annual Audited Report,

containing ______ pages, and dated ______.

The signer(s) capacity or authority is/are as:

- [ ] Individual(s)
- [ ] Attorney-in-Fact
- [x] Corporate Officer(s) Jason Vanclef
  Title(s) President / CEO
- [ ] Guardian/Conservator
- [ ] Partner - Limited/General
- [ ] Trustee(s)
- [ ] Other: ______

representing: ______
Name(s) of Person(s) or Entity(ies) Signer is Representing

Additional Information

Method of Signer Identification

Proved to me on the basis of satisfactory evidence:
- ○ form(s) of identification ○ credible witness(es)

Notarial event is detailed in notary journal on:
Page # ______ Entry # ______

Notary contact: ______

Other

- [ ] Additional Signer(s) [ ] Signer(s) Thumbprint(s)
- [ ] ______

VFG Securities, Inc.

Report Pursuant to Rule 17a-5

Financial Statements

For the Fiscal Year Ended June 30, 2017

Elizabeth Tractenberg, CPA
2367 Clubhouse Drive
Rocklin, California 95765
916/259-1666 – Fax 323/517-2625
elizabeth@tractenberg.net
PCAOB # 3621

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholder
VFG Securities, Inc.
Culver City, CA

I have audited the accompanying statement of financial condition of VFG Securities, Inc. (the "Company"), as of June 30, 2017, and the related statements of income, changes in stockholder's equity, and cash flows for the fiscal year then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

The accompanying financial statements have been prepared assuming that the company will continue as a going concern. As discussed in note 14 to the financial statements, the Company is contemplating a Broker Dealer Withdrawal from FINRA prior to the end of calendar year 2017. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

I conducted my audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of the Company as of June 30, 2017, and the results of its operations and its cash flows for the fiscal year then ended in accordance with accounting principles generally accepted in the United States of America.

The information contained in Schedules I, II and III, (the "supplemental information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. My audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming my opinion on the supplemental information, I evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In my opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Elizabeth Tractenberg

Elizabeth Tractenberg, CPA
Rocklin, CA
September 22, 2017

VFG Securities, Inc.
Statement of Financial Condition
June 30, 2017

Assets

Cash and cash equivalents		$ 93,475
Deposit with clearing organization		25,000
Commissions receivable		103,780
Note receivable from officer		230,000
Prepaid expenses and deposits		7,390
Total Assets		$ 459,645

Liabilities and Stockholder's Equity

Liabilities		
Accounts payable and accrued expenses		$ 10,433
Commissions payable		74,578
Due to parent		17,631
Deferred rent		14,986
Taxes payable		6,104
Salaries and wages payable		789
Total Liabilities		124,521
Stockholder's equity		
Common stock, no par value, 200 shares authorized 200 shares issued and outstanding	$ -	
Additional paid in capital	963,297	
Retained earnings (deficit)	(628,173)	335,124
Total liabilities and stockholder's equity		$ 459,645

The accompanying notes are an integral part of these financial statements.

VFG Securities, Inc.
Statement of Income (Loss)
June 30, 2017

Revenues	
Commissions	$ 2,194,482
Marketing fee-Due diligence income	262,705
Interest income	(517)
Other income	59,150
Total Revenues	2,515,820
Expenses	
Commissions	1,881,522
Salaries, wages and related	176,379
Clearing fees	83,692
Computer	46,078
Insurance	31,995
Consulting fees	28,792
Office	6,308
Postage and delivery	9,254
Professional fees	164,739
Rent	40,159
Regulatory fees	45,577
Regulatory settlements	125,000
SIPC fees	3,313
Taxes-other	2,056
Travel	4,434
Meals & meetings	7,295
All other	6,803
Total Expenses	2,663,396
Net (loss) before income tax provision	(147,576)
Income tax provision	-
Net Income (loss)	$ (147,576)

The accompanying notes are an integral part of these financial statements.

VFG Securities, Inc.
Statement of Changes in Stockholder's Equity
For the Year Ended June 30, 2017

	Common Stock	Additional Paid-In Capital	Accumulated Deficit	TOTAL
Balance, June 30, 2016	$ -	$ 963,297	$ (480,597)	$ 482,700
Net income (loss)	-		(147,576)	(147,576)
Balance, June 30, 2017	$ -	$ 963,297	$ (628,173)	$ 335,124

The accompanying notes are an integral part of these financial statements.

VFG Securities, Inc.
Statement of Cash Flows
For the Fiscal Year Ended June 30, 2017

Cash Flows from operating activities	
Net income (loss)	$ (147,576)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:	
(Increase) decrease in assets:	
Accounts receivable	32,800
Commissions receivable	59,646
Clearing firm refund	4,474
Interest receivable	5,525
Due from affiliate	825
Prepaid expenses	22,887
Note from officer	20,000
Increase (Decrease) in liabilities	
Accounts payable	(20,324)
Deferred revenue	(62,000)
Commission payable	(38,538)
Due to parent	(3,131)
Salaries/Wages payable	(7,218)
Taxes payable state	-
Net cash provided in operating activities	(132,630)
Cash Flows from Investing Activities:	-
Cash Flows from Financing Activities:	-
Net increase in cash	(132,630)
Cash at beginning of year	226,105
Cash at end of year	$ 93,475
Cash paid during the year for:	
Interest	$ -
Income taxes	$ 2,056

The accompanying notes are an integral part of these financial statements.

VFG Securities, Inc.
Notes to Financial Statements
June 30, 2017

Note 1 – Organization and Nature of Business

VFG Securities, Inc. (the "Company") was founded on June 18, 1984 in the State of New York under the name of International Business Securities, Inc. On September 11, 2009, the Company changed ownership and its name to VFG Securities, Inc. The Company is a registered broker-dealer in securities under the Securities and Exchange Act of 1934, a member of the Financial Industry Regulatory Authority ("FINRA"), and the Securities Investor Protection Corporation ("SIPC").

The Company is a wholly-owned subsidiary of Vanclef Financial Group, Inc. (the "Parent"), and is affiliated through common ownership with VFG Advisors, Inc.

Note 2 – Significant Accounting Policies

Basis of Presentation – The Company conducts the following types of business as a securities broker-dealer, which comprises several classes of services, including:

- Broker or dealer retailing corporate equity securities over-the-counter
- Broker or dealer selling corporate debt securities
- Mutual fund retailer
- U.S. government securities broker
- Broker or dealer selling variable life insurance or annuities
- Broker or dealer selling oil and gas interest
- Private placements of securities

Under its membership agreement with FINRA and pursuant to Rule 15c3 (k) (2) (ii), the Company conducts business on a fully disclosed basis and does not execute or clear securities transactions for customers. Accordingly, the Company is exempt from the requirement of Rule 15c3-3 under the Securities Exchange Act of 1934 pertaining to the possession or control of customer assets and reserve requirements.

Use of Estimates - The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Commissions – Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Note 2 – Significant Accounting Policies

Revenue Recognition - The Company recognizes revenue upon rendering of services.

Note 2 – Significant Accounting Policies (continued)

Income Taxes – The amount of current taxes are recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates

The Company recognizes and measures its unrecognized tax benefits in accordance with FASB ASC 740, *Income Taxes*. Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

Statement of Cash Flows - The Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months that are not held for sale in the ordinary course of business.

Note 3 - Fair Value

Unless otherwise indicated, the fair values of all reported assets and liabilities that represent financial instruments (none of which are held for trading purposes) approximate the carrying values of such amounts.

Note 4 – Receivable From and Payable to Broker-Dealers and Clearing Organizations

Amounts receivable from and payable to broker-dealers and clearing organizations at June 30, 2017, consist of the following:

	Receivable	Payable
Fees and commissions receivable/payable	$ 6,353	($ 6,673)

The Company clears certain of its proprietary and customer transactions through another broker-dealer on a fully disclosed basis.

Note 5 – Note Receivable from Officer

On March 10, 2010 the Company entered into an agreement to lend a principal sum of $260,000 to one of its officers. The loan is at the applicable Federal Mid-Term Rate, 2.91% pursuant to Section 1274 of the Internal Revenue Code. According to this agreement, interest only shall be due and payable on a monthly basis beginning May 1, 2010, with the final payment in the amount necessary to pay all principal and interest then outstanding and due on April 1, 2040. For

Note 5 – Note Receivable from Officer (continued)

the year ended June 30, 2017 the Company earned a total of $5,008 in interest income on this loan. However, last year income was overstated and the adjustment of $5,525 reduced current year revenue to a negative revenue of $517. The loan balance was $230,000 at June 30, 2017 and interest receivable was $0.

Note 6 – Related Party Transactions

The Company and the Parent (Vanclef Financial Group, Inc.) share personnel, office space, and various other administrative expenses. All costs incurred for such shared expenses are paid by the Parent and reimbursed by the Company in accordance with an administrative services agreement. For the year ended June 30, 2017 total expenses allocated from the Parent were $216,538 which are reflected in salaries, wages and related benefits, and occupancy on the Statement of Income.

Receivable from Affiliate was $0 and payable to Parent was $17,631 at June 30, 2017.

It is possible that the terms of certain of the related party transactions are not the same as those that would result for transactions among wholly unrelated parties.

Note 7- Concentration of Credit Risk

The Company is engaged in various trading and brokerage activities in which counter-parties primarily include broker-dealers, banks, and other financial institutions. In the event counter-parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter-party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter-party. Two clients make up 12.12% and 10.38% of revenues.

Note 8 – Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At June 30, 2017, the Company had net capital of $68,531 which was $60,225 in excess of its required net capital of $8,306. The Company's net capital ratio was 1.82 to 1.

Note 9 - Income Taxes

Corporation's Income tax expense (benefit) included in the statement of operations as determined in accordance with FASB ASC 740 are as follows:

Note 9 - Income Taxes (continued)

Federal	$ -
California	-
Texas	-
Total income tax provision	$ -

The accounting principles generally accepted in the United States of America provides accounting and disclosure guidance about positions taken by an organization in its tax returns that might be uncertain. Management has considered its tax positions and believes that all of the positions taken by the Company in its Federal and State organization tax returns are more likely than not to be sustained upon examination. The Company is subject to examinations by U.S. Federal and State tax authorities from 2013 to the present, generally for three years after they are filed.

Note 10– Exemption (k) (2) (ii) from the SEC Rule 15c3-3

The Company is an introducing broker-dealer that clears all transactions with and for customers on a fully disclosed basis with an independent securities clearing company and promptly transmits all customer funds and securities to the clearing company, which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of the SEC Rule 17a-3 and 17a-4, as are customarily made and kept by a clearing broker or dealer.

Note 11 – Clearing Broker Deposit

The Company has an agreement with a clearing broker entered in June 2017 which requires a minimum deposit of $25,000. The clearing broker deposit at June 30, 2017 was $25,000.

Note 12 – Litigation

The Company, as of the date of this audit (September 22, 2017), has been named in nine FINRA arbitrations for various claim amounts. Seven of the nine complaints are primarily related to one sponsor investment a number of the firm's clients invested in. Management is confident that it maintains adequate defenses in all claims, and will prevail in any arbitrations processed to conclusion. No estimate of range of settlements or awards is estimated, as the firm believes it has adequate defense for all claims and seven of the claims relate to one investment in liquidation and recovery of principal is not determinable at this time.

Note 13 – Regulatory Fees

The Company reported regulatory fees of $170,577. Of these, $125,000 were the result of two FINRA fines of $50,000 and $75,000.

In November 2016, the Company and Mr. Jason Vanclef (President, CEO) entered a Letter Acceptance, Waiver and Consent for FINRA Disciplinary Proceeding 2013038283001. FINRA determined, that between September 22, 2009 and January 21, 2013, Mr. Vanclef's book ("The Wealth Code; How the Rich Stay Rich in Good Times and Bad") was used as sales literature without proper approval of firm's supervisory personnel. FINRA asserted that in the book Mr. Vanclef overstated returns that investors could reasonably achieve. As a result, FINRA determined that the Company and Mr. Vanclef had violated NASD Rules 2210(d)(1)(A), (B) and (D), FINRA Rule 2010, NASD Rules 2210(b)(1)(A) and (c)(2), and, finally, NASD Rule 3010(a) and (b). Sanctions were imposed which included a censure on the Company, a $50.000 fine (of which $10,000 was joint and severable between Mr. Vancef and the Company). Additionally, a ten (10) business day suspension from any FINRA member was imposed on Mr. Vanclef.

In November 2016 the Company entered a Letter Acceptance, Waiver and Consent (effective June 2017) for FINRA Disciplinary Proceeding 2014038997601. FINRA asserted from May 2013 through September 2014, the Company failed to supervise as a private securities transactions, investments made in its affiliate Investment Advisory firm. Two of the company's registered representatives (also roistered with the affiliate investment advisory firm) sold this investment product. FINRA further alleged that the Company failed to record these private securities transactions on the books and records of the Company in violation of NASD Rules 3010(a), 3040(c), and FINRA Rule 2010. The Company consented to a FINRA imposition of a censure and a $75,000 fine.

Note 14 – Contemplated Actions (Going Concern)

The Company is contemplating filing a Broker Dealer Withdrawal prior to the end of calendar year 2017. According to management review of the financial impact on the June 30, 2017 financial statements, management believes that there is no significant impact.

Note 15 – Subsequent Events

Management has reviewed the results of operations for the period of time from its year end June 30, 2016 through September 22, 2017, the date the financial statements were available to be issued, and has determined that no adjustments are necessary to the amounts reported in the accompanying combined financial statements. Further, no subsequent events the nature of which would require disclosure have occurred.

See Note 12 for additional subsequent event information.

VFG Securities, Inc.
Schedule I - Computation of Net Capital Requirements
Pursuant to Rule 15c3-1
June 30, 2017

Computation of net capital		
Stockholder's equity	$	335,124
Nonallowable assets		
Non Allowable AR		(29,202)
Prepaid expenses & Other Assets		(7,391)
Note receivable from officer		(230,000)
Net capital	$	68,531
Computation of net capital requirements		
Minimum net aggregate indebtedness - 6-2/3% of net aggregate indebtedness	$	8,306
Minimum dollar net capital required	$	5,000
Net Capital required (greater of above)	$	8,306
Excess net capital	$	60,225
Excess net capital at 1000% (net capital less 10% of aggregate indebtedness)	$	56,079
Computation of Aggregate Indebtedness		
Total liabilities	$	124,521
Aggregate indebtedness to net capital		1.82

The following is a reconciliation of the above net capital computation with the Company's corresponding unaudited computation pursuant to Rule 179-5(d)(4):

Net Capital per Company's Computation	$	65,720
Variance -		
Due to parent-decrease		2,811
Net Capital per Audited Report	$	68,531

The accompanying notes are an integral part of these financial statements.

VFG Securities, Inc.
Schedule II – Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
As of June 30, 2017

A computation of reserve requirement is not applicable to VFG Securities, Inc. as the Company qualifies for exemption under Rule 15c-3-3 (k) (2) (ii).

VFG Securities, Inc.
Schedule III – Information Relating to Possession or Control
Requirements Pursuant to Rule 15c3-3
As of June 30, 2017

Information relating to possession or control requirements is not applicable to VFG Securities, Inc. as the Company qualifies for exemption under Rule 15c3-3 (k) (2) (ii).

Elizabeth Tractenberg, CPA
2367 Clubhouse Drive
Rocklin, California 95765
916/259-1666 – Fax 323/517-2625
elizabeth@tractenberg.net
PCAOB # 3621

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
EXEMPTION REPORT REVIEW

To the Board of Directors and Stockholder
of VFG Securities, Inc.

I have reviewed management's statements, included in the accompanying SEA Rule 17a-5(d)(4) Exemption Report in which (1) VFG Securities, Inc. (the "Company"), identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: ((k) (2) (ii)) (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exemption. The Company's management is responsible for compliance with the exemption provisions and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope that an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k) (2) (ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.



Elizabeth Tractenberg, CPA
Rocklin, CA
September 22, 2017



www.vfgroup.net
100 Corporate Pointe
Culver City, CA 90230
Tel: 310.410.8341
Fax: 310.410.8340
TF: 800.737.8552

August 18, 2017

Ms. Elizabeth Tractenberg
3832 Shannon Road
Los Angeles, CA 90027-1442

Re: SEA Rule 17a-5(d) (4) Exemption Report

Dear Ms. Tractenberg:

Pursuant to the referenced rule, the following information is provided.

Under its membership agreement with FINRA and pursuant to Rule 153-3 (k) (2) (ii), the Company conducts business on a fully disclosed basis and does not execute or clear securities transactions for customers.

VFG securities, Inc. met the Section 2040.15c3-3 (k) (2) (ii) exemption for the period July 1, 2016 to June 30, 2017.

Sincerely,



Jason Vanclef
President, CEO